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Stephen T. Cohen stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

July 18, 2024

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Christina DiAngelo Fettig

Re: The Charles Schwab Family of Funds — Form N-14 (File No. 333-280166) (the “Registrant”)

Dear Ms. DiAngelo Fettig:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff on the registration statement on Form N-14 (“Registration Statement”) that was filed on June 13, 2024 by the Registrant with respect to the reorganization of Schwab Variable Share Price Money Fund (the “Acquired Fund”) with and into Schwab Government Money Fund (the “Surviving Fund,” and together with the Acquired Fund, the “Funds”) (the “Reorganization”). The SEC staff’s comments were provided by you to Stephen T. Cohen and Ari Abramovitz of Dechert LLP in a telephonic discussion on July 8, 2024.

Throughout this letter, capitalized terms have the same meaning as in the Registration Statement, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Please correct the filing number referenced in the consent of the Funds’ independent registered public accounting firm.

Response: The Registrant hereby confirms that a corrected consent will be included in the Registrant’s Form N-14/A filing.

Prospectus/Information Statement:

2.	Comment: With respect to the disclosure on page 2 of the Prospectus/Information Statement, on the top left column of the heading where it states the Acquired Fund’s name, please consider adding the name of the relevant share class as well (Ultra Shares).

Response: The Registrant has made the requested change.

July 18, 2024 Page 2

3.	Comment: The third paragraph on page 2 of the Prospectus/Information Statement notes the difference in valuation policies between the two Funds (the Surviving Fund uses amortized cost and the Acquired Fund uses market values). If these valuation differences will cause an adjustment on the closing date, the adjustment should be quantified and disclosed in capitalization table.

Response: The Registrant has revised the capitalization table to note any valuation differences that will cause an adjustment.

4.	Comment: Please include hyperlinks to any information incorporated by reference (e.g., financial statements).

Response: The Registrant has made the requested change.

5.	Comment: The response to the first question on page 6 of the Prospectus/Information Statement states that “All or substantially all of the assets of the Acquired Fund will be transferred to the Surviving Fund” in connection with the reorganization. However, other places in the Prospectus/Information Statement state that “all of the assets” of the Acquired Fund will be transferred. Please reconcile.

Response: The Registrant has revised the disclosure to clarify that all of the assets of the Acquired Fund will be transferred to the Surviving Fund in connection with the Reorganization.

6.	Comment: The disclosure on page 6 of the Prospectus/Information Statement states that “The net operating expenses of the Surviving Fund are the same as the net operating expenses for the Acquired Fund.” Please disclose as of which date this is true. Please also compare gross expenses whenever discussing net expenses throughout the Prospectus/Information Statement.

Response: The Registrant has included a date of [December 31, 2023] for the purposes of the date of the comparison. The Registrant has also included gross expenses whenever discussing net expenses throughout the Prospectus/Information Statement.

July 18, 2024 Page 3

7.	Comment: The disclosure on page 6 of the Prospectus/Information Statement states that “The expenses directly related to the Reorganization, including the cost of printing and mailing this Prospectus/Information Statement, will be borne by CSIM.” Please disclose whether CSIM will pay the expenses whether or not the reorganization is consummated.

Response: The Registrant has made the requested change to note that CSIM will pay the expenses regardless of whether or not the Reorganization is consummated.

8.	Comment: Please confirm supplementally that the fees disclosed in the “Annual Fund Operating Expenses” table and the expense “Examples” on pages 7-8 of the Prospectus/Information Statement reflect “current fees” as required by Item 3 of Form N-14.

Response: The Registrant hereby confirms that the fees and expenses reflect “current fees” as required by Item 3 of Form N-14.

9.	Comment: In the headings of the “Annual Fund Operating Expenses” table on pages 7 of the Prospectus/Information Statement, please specify the relevant share class (Ultra Shares) for each column.

Response: The Registrant has made the requested changes.

10.	Comment: Please disclose in the Registration Statement the identity of the accounting survivor of the Reorganization.

Response: The Registrant has added disclosure to the supplemental financial information section in the SAI noting that the Surviving Fund will be the accounting survivor of the Reorganization.

11.	Comment: Please consider disclosing whether the portfolio management team currently managing the Surviving Fund will continue to manage the Fund after the Reorganization.

Response: The Registrant has added disclosure noting that the portfolio management team currently managing the Surviving Fund will continue to manage the fund after the Reorganization.

July 18, 2024 Page 4

12.	Comment: The disclosure of page 17 of the Prospectus/Information Statement states that “CSIM will bear the costs and expenses related to the preparation and assembly of this Prospectus/Information Statement and all mailing and other expenses associated with the Reorganization, which are expected to be approximately [$240,000].” Please disclose whether CSIM will bear the costs and expenses regardless of whether the reorganization is consummated.

Response: The Registrant has made the requested change to note that CSIM will pay the expenses regardless of whether or not the Reorganization is consummated.

13.	Comment: Please consider whether any additional disclosure is needed in the “Information About the Reorganization – Material Features of the Agreement and Plan of Reorganization” section of the Prospectus/Information Statement to clarify any repositioning that will occur in connection with the Reorganization (whether through the selling of securities or the maturity of securities).

Response: The Registrant has made the requested changes.

14.	Comment: Please add disclosure to the “Information About the Reorganization – Reasons for the Reorganization” section of the Prospectus/Information Statement to disclose the Board’s considerations regarding the valuation policy differences between the Funds and their potential effect on Acquired Fund shareholders?

Response: The Registrant has made the requested changes.

15.	Comment: Please break out the data for the Surviving Fund in the capitalization table by share class.

Response: The Registrant has made the requested changes.

16.	Comment: Please provide the data in the capitalization table within 30 days of the filing or confirm supplementally that there have not been any material changes to the data since the date presented in the Registration Statement.

Response: The Registrant has provided an updated capitalization table, with data as of June 30, 2024.

July 18, 2024 Page 5

SAI:

17.	Comment: Please include hyperlinks to all information incorporated by reference.

Response: The Registrant has made the requested changes.

18.	Comment: Please consider whether the “Financial Statements” section of the SAI is duplicative of earlier disclosure in the SAI, which has already incorporated the Funds’ financial statements by reference.

Response: The Registrant has removed the duplicative disclosure.

19.	Comment: In lieu of the information included in the “Pro Forma Financial Information” section of the SAI, please provide the supplemental financial information required by Rule 6-11(d) of Regulation S-X. In the narrative disclosure, please address the valuation policy differences between the Funds.

Response: The Registrant has made the requested changes.

*      *      *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen